UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2026

Ravi Jani
Chief Financial Officer
Real Brokerage Inc
701 Brickell Avenue, 17th Floor
Miami, FL, 33131

Re: Real Brokerage Inc
Annual Report on Form 40-F
Filed March 04, 2026
File No. 001-40442

Dear Ravi Jani:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction